UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________

FORM T-3

For Applications for Qualification of Indentures

Under the Trust Indenture Act of 1939

___________

PH HOLDING LLC

(Name of Applicant)

c/o Exceller Real Estate Advisors LLC, 2716 Ocean Boulevard, Suite 2025, Santa Monica, California 90405

(Address of Principal Executive Office)

SECURITIES TO BE ISSUED UNDER

THE INDENTURE TO BE QUALIFIED

Title of Class	Amount
10.00% Senior Notes due 2012	$315,000,000

                Approximate date of proposed public offering:

On, or as soon as practicable following, the Effective Date of the Joint Plan of Reorganization

of Woodside Group, LLC and Affiliated Debtors

Joel Shine

Manager

Exceller Real Estate Advisors LLC

2716 Ocean Boulevard, Suite 2025

Santa Monica, California 90405

____________________________________________________________________

(Name and Address of Agent for Service)

With Copies to:

Mark W. Deveno, Esq.

Bruce C. Silvers, Esq.

Bingham McCutchen LLP

One State Street

Hartford, CT 06103

_________________________________________________________________

The Registrant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effective date until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

ITEM 1: GENERAL INFORMATION.

(a)         The issuer of the Senior Notes (as defined below) will be PH Holding LLC (the “Applicant” or the “Company”), which is a limited liability company.

(b)	PH Holding LLC is organized under the laws of Delaware.

ITEM 2: SECURITIES ACT EXEMPTION APPLICABLE.

On September 16, 2008, following the filing of certain involuntary petitions, Woodside Group, LLC and certain of its affiliates (collectively, the “Reorganizing Debtors”) consented to the commencement of a case against them under chapter 11 of the Bankruptcy Code. Certain other affiliates of Woodside Group, LLC filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code on March 31, 2008 and December 19, 2008, respectively. All of such cases are pending in the Riverside Division of the United States Bankruptcy Court for the Central District of California (the “Bankruptcy Court”) and are being jointly administered. On January 14, 2009, the Reorganizing Debtors in such cases filed a Joint Plan of Reorganization of Woodside Group, LLC and Affiliated Debtors and a Disclosure Statement in Support of Joint Plan of Reorganization. On July 9, 2009, the Reorganizing Debtors in such cases filed a Second Amended Joint Plan of Reorganization of Woodside Group, LLC and Affiliated Debtors (the “Plan”) and a Second Amended Disclosure Statement in Support of Second Amended Joint Plan of Reorganization (the “Disclosure Statement”).

The Plan contemplates that the Company would be organized and would become the direct or indirect owner of 100% of the outstanding equity securities of Woodside Group, LLC and each of the other Reorganizing Debtors. The Plan provides for holders of Allowed Reorganizing Debtor Unsecured Non-Priority Claims, as defined in the Plan, to receive interests in a total of $315,000,000 (the “Maximum Principal Amount”) of 10.00% Senior Notes due 2012 (the “Senior Notes”) and related guarantees by certain subsidiaries (“Subsidiary Guarantors”) of the obligations of the Company under the Indenture and the related Security Documents (the “Subsidiary Guarantees”).  On December 31, 2010, and on each March 31, June 30, September 30 and December 31 thereafter prior to the maturity of the principal of the Senior Notes, the Company shall pay to the Trustee installments of principal of the Senior Notes in the amount of $20,000,000, which amount shall be applied by the Trustee to each of the Senior Notes, and paid by the Trustee to the Holders, based on the respective amounts of each of the outstanding Senior Notes.  With respect to the interest that accrues on the Senior Notes, (i) interest at the rate of 7.00% per annum shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 in each year, commencing December 31, 2009, and (ii) interest at the rate of 3.00% per annum (the "PIK Portion") shall accrue (but not compound) and be payable on the date of the maturity of the principal of the Senior Notes (or, if earlier, any earlier date that the principal of the Senior Notes shall be payable in full).

The Plan also contemplates that certain of the Unsecured Non-Priority Claims will become Allowed Claims (each of such terms as defined in the Plan) on or before the Effective Date of the Plan and certain of the Unsecured Non-Priority Claims will, pursuant to dispute resolution procedures, become Allowed Claims after the Effective Date of the Plan. The Indenture sets forth terms and conditions with respect to the Senior Notes to be issued to the holders of Allowed Reorganizing Debtor Unsecured Non-Priority Claims pursuant to the Indenture, including a provision that permits the Company, upon payment of a 1.00% extension fee and satisfaction of the other conditions with respect thereto in the Indenture, to extend the maturity of the Senior Notes from December 31, 2012 to December 31, 2013.

The Indenture provides for the Senior Notes to be issued initially as book entries on the records of the Trustee, but provides that, at the option of the Trustee or upon notice at any time from the holders of a majority of the principal amount of the outstanding Senior Notes (the “Majority Holders”) to the Trustee, the Trustee will cause the Senior Notes and Subsidiary Guarantees (collectively, the “Securities”) to be evidenced by Global Securities, in which event the then existing holders of the Senior Notes would receive beneficial interests in such Global Securities. However, any holder of a beneficial interest in a Global Security will have the right to request that a note in physical form (a “Physical Note”) be issued directly to such holder of a beneficial interest. In addition, at any time after the Effective Date, at the option of the Trustee or upon notice from the Majority Holders to the Trustee, the Trustee may issue

Physical Notes to evidence any Senior Notes then evidenced by book entries. In addition, at any time after the Effective Date, any holder of Senior Notes that is evidenced by book entries on the records of the Trustee may request that the Trustee issue a Physical Note to evidence such holder’s Senior Notes (and, upon receipt of any such request, the Trustee will issue a Physical Note to such holder of Senior Notes).

The principal amount of Senior Notes issued on the Effective Date of the Plan to each holder of an Allowed Reorganizing Debtor Unsecured Non-Priority Claim will be such holder’s Applicable Percentage of the Maximum Principal Amount of such Senior Notes. For such purpose, the Indenture defines each holder’s “Applicable Percentage” as being, on any day, the percentage equivalent of the fraction the numerator of which is the amount of such holder’s Aggregate Distribution Share, as defined in the Plan, as of such day and the denominator of which is the sum on such day of the Aggregate Distribution Shares of all holders of Allowed Reorganizing Debtor Unsecured Non-Priority Claims and the Aggregate Distribution Shares which the holders of all Disputed Claims and Estimated Claims, each as defined in the Plan, would have on such day if such Disputed Claims and Estimated Claims would become Allowed Reorganizing Debtor Unsecured Non-Priority Claims.

Every three months after the Effective Date of the Plan, until all Disputed Claims and Estimated Claims have been resolved, based on information provided by Woodside Group, LLC, the Trustee will issue additional amounts of Senior Notes, pursuant to the Indenture, to (a) the holders of Disputed Claims and Estimated Claims that became Allowed Reorganizing Debtor Unsecured Non-Priority Claims during the preceding period, and (b) if any Disputed Claims or Estimated Claims were disallowed or otherwise resolved during the preceding period without becoming Allowed Reorganizing Debtor Unsecured Non-Priority Claims, to each holder of Senior Notes. Each person that receives Senior Notes as described in this paragraph will receive such person’s Applicable Percentage of the Maximum Principal Amount of the Senior Notes, and the aggregate amount of Senior Notes outstanding under the Indenture will not at any time exceed the Maximum Principal Amount of such Senior Notes. Each person that receives Senior Notes as described in this paragraph will also receive interest from the Effective Date on the Senior Notes issued to such person, on the next date that interest is payable under the Indenture. Except for Senior Notes evidenced by Global Securities, Senior Notes issued as described in this paragraph will be issued initially in the form of book entries and the Trustee will not be required to issue Physical Notes, even to those holders of Senior Notes that request Physical Notes, more frequently than quarterly.

To the extent that any holder of an Allowed Reorganizing Debtor Unsecured Non-Priority Claim receives cash in lieu of receiving Senior Notes in payment of such person’s claim, the amount of Senior Notes that would have been issued to such person (if such cash had not been paid instead) will be deemed to have been issued for the purpose of calculating whether the Maximum Principal Amount of Senior Notes has been issued at any time and for any other purpose, and the Senior Notes that would have been issued to any such person will be deemed to be outstanding for the purpose of calculating the Applicable Percentage of each other person. However, the amount of Senior Notes deemed issued to such persons as provided above will not be deemed to be outstanding for purposes of determining the amount of interest payable by the Issuer on the Senior Notes or determining how to allocate to the holders of Senior Notes the interest that is paid by the Issuer on the Senior Notes.

Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicant believes that the offer of the Securities under the solicitation of acceptances for the Plan and the exchange of Securities for Allowed Reorganizing Debtor Unsecured Non-Priority Claims, as defined in the Plan, will satisfy the requirement of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above.

AFFILIATIONS

ITEM 3: AFFILIATES.

(a)         The Applicant expects that, upon consummation of the Plan, the Applicant will own, directly or indirectly, 100% of the outstanding stock of each of the entities listed in Schedule A hereto.

(b)        Certain directors and executive officers of the Applicant may be deemed to be “affiliates” of the Applicant by virtue of their positions with the Applicant. See Item 4, “Directors and Executive Officers.”

MANAGEMENT AND CONTROL

ITEM 4: DIRECTORS AND EXECUTIVE OFFICERS.

The mailing address for each director and for the initial manager of the Applicant is: c/o Exceller Real Estate Advisors LLC, 2716 Ocean Boulevard, Suite 2025, Santa Monica, California 90405.  The mailing address for each executive officer of the Applicant is: c/o Woodside Group, LLC, 39 East Eagleridge Drive, Suite 102, North Salt Lake, Utah 84054.  As of the date of this Application, Exceller Real Estate Advisors LLC has been appointed as the initial manager of the Applicant.  The Applicant anticipates that (a) Joel Shine shall serve as the initial president and chief executive officer, Scott Nelson shall serve as the initial vice president, Clay Packer shall serve as the initial treasurer and Wayne Farnsworth shall serve as the initial secretary of the Applicant, and (b) Joel Shine, Mark Porath, David Barclay and Michael Short shall serve as the initial directors of the Applicant (with a fifth director still to be determined).

ITEM 5: PRINCIPAL OWNERS OF VOTING SECURITIES.

Presented below is certain information regarding each person owning 10% of more of the voting securities of the Applicant as of the date of this Application:

As of the date of this Application, the Applicant has not issued any voting securities. It is expected that upon consummation of the Plan, the following persons and entities will own 10% or more of the voting securities of the Applicant:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
JPMorgan Chase Bank NA 270 Park Avenue New York, NY 10017	Class A Units	973,370[1]	11.195%

______________

1     Represents Class A Units to be held beneficially and of record by JPMorgan Chase Bank NA. JPMorgan Chase Bank NA is a wholly-owned subsidiary of JPMorgan Chase & Co. JPMorgan Chase & Co. disclaims beneficial ownership in any units in which it does not have a pecuniary interest.

UNDERWRITERS

ITEM 6. UNDERWRITERS.

(a)         No person has acted as an underwriter of any securities of the Applicant within three years prior to the date of the filing of this Application.

(b)	No person is acting as a principal underwriter of the Senior Notes.

CAPITAL SECURITIES

ITEM 7. CAPITALIZATION.

(a)         As of the date of this application, the Company has no authorized or outstanding securities.

(b)        On the effective date, the Applicant will have the following securities authorized and outstanding:

Title of Class	Amount Authorized	Amount Outstanding
Class A Units	*	**
Class B Units	*	0
Class C Units	1,000,000	0

* A total of 19,000,000 Class A Units and Class B Units will be authorized. The number of authorized Class A Units will equal the number of Class A Units issued on the effective date. The number of authorized Class B Units will be equal to (a) 19,000,000 minus (b) the number of authorized Class A Units.

** The number of Class A Units to be issued will be determined on, or immediately prior to, the effective date.

(c)        The holders of Class A Units, Class B Units and Class C Units will be entitled to one vote for each unit held of record by each such holder on all matters submitted to a vote of the equity holders of the Applicant. The holders of the Senior Notes will not have any voting rights with respect to the equity securities of the Applicant.

INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.

The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto. Capitalized terms used in this Item 8 and not defined elsewhere in this application have the meanings given to such terms in the Indenture.

(a)	Events of Default; Withholding of Notice.

The occurrence of any of the following events will constitute an Event of Default under the Indenture: (i) failure to pay the principal of, or premium, if any, on the Senior Notes when due (at maturity or otherwise); (ii) failure to pay any interest or other obligation (other than principal and premium) on any of the Senior Notes when due, and the continuance of such default for five business days; (iii) failure by the Company to give notice to the holders of the Senior Notes of the occurrence of a

Change of Control and of the repurchase right that can be exercised by the holders of the Senior Notes as a result of such Change of Control; (iv) default by the Company in the performance of the covenant requiring the Company to notice of the occurrence of any Event of Default; (v) default by the Company in the performance of any other covenant in the Indenture or the Security Documents and continuation of such default for 30 days after the date that the Trustee or the holders of 25% of the Senior Notes give notice to the Company of the default; (vi) failure of the Company or any Subsidiary to pay any other indebtedness in an amount greater than $3,000,000 or the occurrence of any default under any such indebtedness that gives the holder thereof the right to accelerate such indebtedness or to require the Company or such Subsidiary to prepay or purchase such indebtedness; (vii) the occurrence of certain insolvency events with respect to the Company or any Subsidiary, including without limitation (A) the filing by the Company or any Subsidiary (or the consent by the Company or a Subsidiary to a filing against it) of a petition for relief or reorganization or arrangement or other petition in bankruptcy or similar law, (B) the Company or any Subsidiary is generally not paying, or admits in writing its inability to pay, its debts as they become due; making of an assignment by the Company or any Subsidiary for the benefit of creditors, and (C) appointment of a custodian or receiver for a substantial portion of the assets of the Company or a Subsidiary; (viii) the entry of a final judgment or judgments for the payment of money aggregating in excess of $3,000,000 which judgments are not, within 30 days after entry thereof, bonded, discharged or stayed ending appeal, or are not discharged within 30 days after the expiration of such stay; and (ix) the guaranty by the domestic Subsidiaries of the Company of the Senior Notes shall cease to be enforceable; or the Trustee’s lien on the personal property assets of the Company and its domestic Subsidiaries securing the Senior Notes shall cease to be perfected or shall cease to have the priority contemplated by the Indenture; or any legal action shall be commenced by or on behalf of the Company or any Subsidiary or any of the Company’s stockholders seeking to cancel, revoke or rescind the Indenture, any guaranty of the Senior Notes or any of the related security documents; or any court or other governmental or regulatory authority or agency shall make a determination that, or issue any judgment or order to the effect that, the Indenture, any guaranty of the Senior Notes or any of the security documents (or any provision thereof) is illegal, invalid or unenforceable in accordance with the terms thereof.

In the case of an Event of Default specified in clause (vii) above, all Senior Notes (including all principal, interest and other amounts payable thereunder) will become immediately due and payable without any declaration or other act of the Trustee or the holders of the Senior Notes. In the case of any other Event of Default, the Senior Notes (including all principal, interest and other amounts payable thereunder) will become immediately due and payable upon a declaration thereof, by notice to the Company, by the Trustee or the holders of 25% in principal amount of the outstanding Senior Notes. Holders of a majority in aggregate principal amount of the then outstanding Senior Notes, by written notice to the Trustee may, on behalf of the holders of all of the Senior Notes, rescind an acceleration or waive any existing Event of Default and its consequences under the Indenture if the rescission occurs before any judgment or decree is entered in favor of the Trustee for the payment of money due and if all existing Events of Default (except nonpayment of principal, interest or premium that has become due solely because of the acceleration) have been cured or waived. The Trustee may withhold from the holders of the Senior Notes notice of any continuing Event of Default under the Indenture if it determines that withholding notice is in their interest, except an Event of Default under the Indenture relating to the payment of principal, interest or premium, if any. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee, if an Event of Default occurs and is continuing, will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holders of the Senior Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense.

(b)	Authentication and Delivery of the Senior Notes; Application of Proceeds.

The Senior Notes to be issued under the Indenture that is evidenced by Global Securities or other Physical Notes shall be executed by any Officer of the Company, the signature of which may be manual or facsimile. If any Officer whose signature is on a Physical Note no longer holds that office and the Trustee or authenticating agent authenticates such Physical Note, the Physical Note shall be valid nevertheless. A Physical Note shall not be valid until the Trustee or authenticating agent manually signs the certificate of authentication on such Physical Note, and such signature shall be conclusive evidence that the Physical Note has been authenticated under the Indenture. The Senior Notes will be issued initially as book entries on the records of the Trustee, but the Indenture provides that, at the option of the Trustee or upon notice at any time from the Majority Holders of the outstanding Senior Notes to the Trustee, the Trustee will cause the Senior Notes to be evidenced by Global Securities, in which event the then existing holders of the Senior Notes would receive beneficial interests in such Global Securities. However, any holder of a beneficial interest in a Global Security will have the right to request that a Physical Note be issued directly to such holder of a beneficial interest. In addition, at any time after there has been a resolution of all Disputed Claims, at the option of the Trustee or upon notice from the Majority Holders to the Trustee, the Trustee may issue Physical Notes to evidence any Senior Notes then evidenced by book entries. In addition, at any time after the Effective Date, any holder of Senior Notes that is evidenced by book entries on the records of the Trustee may request that the Trustee issue a Physical Note to evidence such holder’s Senior Notes (and, upon receipt of any such request, the Trustee will issue a Physical Note to such holder of Senior Notes).

The Senior Notes will be issued to holders of Allowed Reorganizing Debtor Unsecured Non-Priority Claims pursuant to the Plan. As a result, the Company will not realize any proceeds from such issuance.

(c)	Release of Liens on the Collateral.

The Senior Notes and the other obligations of the Company under the Indenture will be secured by a lien on all personal property assets of the Company and the Subsidiary Guarantors that can be perfected by filing of a Uniform Commercial Code financing statement or, with respect to deposit accounts, by a control agreement with respect to such deposit account.

Collateral may be released from the Lien and security interest created by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents, or as provided by the Indenture. Upon the request of the Company pursuant to an Officer’s Certificate described below, the Company and the Subsidiary Guarantors will be entitled to a release of assets included in the Collateral from the Liens securing the Senior Debt and the Subsidiary Guarantees, and the Collateral Agent and the Trustee shall release the same from such Liens at the Company’s sole cost and expense, under one or more of the following circumstances:

(1)      in whole, upon payment in full of the principal of, premium and accrued and unpaid interest, if any, on the Senior Notes and the satisfaction of all other obligations under the Indenture and the Security Documents; provided that, all amounts owing to the Trustee and the Collateral Agent under the Indenture, the Notes, the Subsidiary Guarantees and the Security Documents have been paid;

(2)      in whole, upon satisfaction and discharge of the Indenture as set forth therein;

(3)      in part, as to any asset constituting Collateral (A) that is sold or otherwise disposed of by the Company or any Subsidiary Guarantor in a transaction permitted under the Indenture and the Security Documents, to the extent of the interest sold or disposed of; (B) that is cash withdrawn from deposit accounts for any purpose permitted by the Indenture and the Security Documents; (C) that is owned or at any time acquired by a Subsidiary Guarantor that has been released from its Subsidiary

Guarantee in accordance with the Indenture, concurrently with release thereof; or (D) otherwise in accordance with, and as expressly provided for under, the Indenture and the Security Documents; or

(4)	pursuant to an amendment or waiver in accordance with the Indenture.

In connection with the release of assets included in the Collateral, the Company and each Subsidiary Guarantor will furnish to the Trustee and the Collateral Agent, an Officer’s Certificate to the effect that all conditions precedent provided for in the Indenture and the Security Documents to such release have been complied with. Upon receipt of such Officer’s Certificate and any necessary or proper instruments of termination, satisfaction or release prepared by the Company, the Collateral Agent shall promptly cause to be released and reconvened to the Company, or the relevant Subsidiary Guarantor, as the case may be, the released Collateral, and the Collateral Agent shall promptly execute and deliver to the Company or the relevant Subsidiary Guarantor, as the case may be, such instruments of release or reconveyance and other documents as the Company or such Subsidiary Guarantor may request.

At any time when a Default or Event of Default has occurred and is continuing and the maturity of the Senior Debt has been accelerated (whether by declaration or otherwise) and the Trustee has delivered a notice of acceleration to the Collateral Agent, no release of Collateral pursuant to the provisions of the Indenture or the Security Documents will be available to the Company.

The release of any Collateral from the terms of the Indenture and of the Security Documents or the release of, in whole or in part, the Liens created by the Security Documents, will not be deemed to impair the Lien on the Collateral in contravention of the provisions of the Indenture if and to the extent the Collateral or Liens are released pursuant to the applicable Security Documents and pursuant to the terms of the Indenture. The Trustee and each of the Holders will acknowledge in the Indenture that a release of Collateral or a Lien strictly in accordance with the terms of the Security Documents and the Indenture will not be deemed for any purpose to be an impairment of the Lien on the Collateral in contravention of the terms of the Indenture. To the extent applicable, the Company will cause Section 313(b) of the Trust Indenture Act of 1939, as amended (“TIA”), relating to reports, and TIA Section 313(d), relating to the release of property and the substitution therefor of any property to be pledged as Collateral for the Securities and the Subsidiary Guarantees thereof, to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by an officer of the Company except in cases where TIA Section 314(d) requires that such certificate of opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected or reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary herein, the Company and its Subsidiaries shall not be required to comply with all or any portion of Section 314(d) of the TIA if they determine, in good faith based on advice of counsel, that under the terms of that section and/or any interpretation or guidance as to the meaning thereof of the Commission and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) of the TIA is inapplicable to the released Collateral.

(d)	Satisfaction and Discharge of the Indenture.

The Indenture will be satisfied and discharged, and will cease to be of further effect (except as to surviving rights of registration or exchange of Senior Notes; obligations of the Company to the Trustee and any authenticating agent; obligations of the Trustee with respect to the application of funds received by the Trustee; and rights of the Trustee and holders of the Senior Notes under the default and remedies sections), when (i) either (A) all Senior Notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation; or (B) all Senior Notes not theretofore delivered to the Trustee or its agent for cancellation have become due and payable or will have become due and payable at their Stated maturity within one year, and the Company has deposited or caused to be deposited with the Trustee as trust funds an amount sufficient to pay and discharge the entire principal, premium, if any, and interest on such Senior Notes not theretofore delivered to the Trustee for cancellation, to the date of such deposit or to the Stated Maturity, as applicable, (ii) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company, and (iii) the Company has delivered to the Trustee an Officer’s Certificate stating that all conditions precedent in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(e)	Evidence of Compliance with Conditions and Covenants.
The Company shall comply with the provisions of TIA Section 314(a).

The Company will deliver to the Trustee, within 120 days after the end of each fiscal year of the Company, an Officer’s Certificate stating whether or not to the best knowledge of the signers thereof the Company is in default in the performance of any of the terms and conditions of the Indenture (without regard to any period of grace or requirement of notice provided in the Indenture) and, if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they have knowledge.

The Indenture also requires the Company to give notice to the Trustee promptly after an Officer of the Company becomes aware of the existence of any Event of Default, which notice shall specify the nature and period of existence of such Event of Default and what action the Company is taking or proposes to take with respect thereto.

(f)        Repurchase Rights Upon Occurrence of a Change of Control; Right or Obligation of Company to Redeem Senior Debt.

(i)        Upon the occurrence of a Change of Control, the Company is required to give notice of such Change of Control to each holder of Senior Notes, and each holder of Senior Notes will have the right, upon giving the required notice and following the procedures set forth in the Indenture, to require the Company to repurchase all of such holder’s Senior Notes, or any portion of the principal amount thereof that is equal to $1,000 or any greater integral multiple of $1,000, at a cash purchase price equal to 101% of the principal amount of the Senior Notes to be repurchased plus accrued interest including the PIK Portion of such interest and a make-whole amount computed in accordance with the terms of the Indenture. The Indenture defines a Change of Control as being the occurrence of one of the following:  (A) any “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act (other than any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an “option right”)), directly or indirectly, of more than thirty-five percent (35%) of the equity securities of the Company entitled to vote for members of the board of directors or equivalent governing body of the Company on a fully-diluted basis (and taking into account all such securities that such “person” or “group” has the right to acquire pursuant to any option right)); or (B) during any period of twelve (12) consecutive months, a majority of the members of the board of directors or other equivalent governing body of the Company cease to be composed of individuals (x) who were members of that board or equivalent governing body on the first day of such period, (y) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (x) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (z) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (x) and (y) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body (excluding, in the case of both clause (y) and clause (z), any individual whose initial nomination for, or assumption of office as, a member of that board or equivalent governing body occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than a solicitation for the election of one or more directors by or on behalf of the board of directors); or (C) any Person or two or more Persons acting in concert shall have acquired by contract or otherwise, or shall have entered into a contract or arrangement that, upon consummation thereof, will result in its or their acquisition of the power to exercise, directly or indirectly, a controlling influence over the management or policies of the Company, or control over the equity securities of the Company entitled to vote for members of the board of directors or equivalent governing body of the Company on a fully-diluted basis (and taking into account all such securities that such Person or Persons have the right to acquire pursuant to any option right) representing more than thirty-five percent (35%) of the combined voting power of such securities.

(ii)        The Company (A) may elect to redeem for cash, at a price of 100% of the principal amount of the applicable Senior Notes plus accrued interest including the PIK Portion of such interest, all or any portion of the Senior Notes at any time, and (B) shall redeem for cash Senior Notes if (and in the amount that) the Company and its Subsidiaries have Excess Cash on any June 30 or December 31 (each, an "Excess Cash Determination Date"), each of which redemptions pursuant to this clause (B) shall be on a redemption date that is, if the Excess Cash Determination Date is a June 30, not less than ninety (90) nor more than one hundred twenty (120) days after such June 30 and, if the Excess Cash Determination Date is a December 31, not less than one hundred twenty (120) nor more than one hundred fifty (150) days after such December 31.  For such purpose, the Indenture defines "Excess Cash" to mean, as of any Excess Cash Determination Date, the amount by which the aggregate cash and certain cash equivalents of the Company and its Subsidiaries on such Excess Cash Determination Date (net of any principal or interest payment on the Senior Notes that is due on such Excess Cash Determination Date or during the six month period after such Excess Cash Determination Date) exceed the sum of (a) $100,000,000, plus (b) an amount equal to 45% of the net income of the Company for the two fiscal quarters ended on such Excess Cash Determination Date.  Any such redemption will be in accordance with the procedures set forth in Article 11 of the Indenture, including the provision that, if any such redemption will be a redemption of a portion, but not all, of the Senior Notes, then the particular Senior Notes to be redeemed will be selected by the Trustee by lot or such method as the Trustee may deem fair and appropriate.

ITEM 9. OTHER OBLIGORS.

Each of the wholly-owned direct or indirect domestic subsidiaries identified as Subsidiary Guarantors on Schedule A hereto are likely to be guarantors of the Senior Notes. The address for each such subsidiary is set forth on Schedule A hereto.

Contents of Application for Qualification. This Application for Qualification comprises:

(a)	Pages numbered one to 31, consecutively.

(b)         The statement of eligibility and qualification on Form T-1 of Wells Fargo Bank, National Association, Trustee under the Indenture to be qualified (filed herewith as Exhibit T3G).

(c)          The following exhibits, in addition to those filed as part of the Form T-1 statement of eligible and qualification of the Trustee:

Exhibit T3A	Certificate of Formation of the Company
Exhibit T3B	Form of Limited Liability Company Agreement of the Company
Exhibit T3C	Form of Indenture governing the Senior Debt
Exhibit T3D	Not Applicable
Exhibit T3E-1	Disclosure Statement Distributed Pursuant to the Plan
Exhibit T3E-2	Supplement to Second Amended Disclosure Statement
Exhibit T3E-3	Plan of Reorganization of Woodside Group, LLC and Affiliated Debtors
Exhibit T3F	Cross-Reference Sheet (included in Exhibit T3C hereto)
Exhibit 25.1	Form T-1 qualifying Wells Fargo Bank, National Association as Trustee under the Indenture to be qualified pursuant to this Form T-3

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, PH Holding LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the city of Pacific Palisades, and the State of California, on the 26th day of October, 2009.

PH HOLDING LLC

By: Exceller Real Estate Advisors LLC

       Its Manager

By: /s/ Joel Shine

       Joel Shine

       Its Manager

Attested

By: /s/ Victoria M. Crooke
Name: Victoria M. Crooke
Title: Executive Assistant

Schedule A

List of Subsidiaries and Subsidiary Guarantors

SUBSIDIARIES
It is anticipated that the following subsidiaries will not be guarantors of the Senior Notes:
1.	Alameda Investments, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
2.	Liberty Holdings Group, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
It is anticipated that the following subsidiaries will be guarantors of the Senior Notes:
1.	BCD 99, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
2.	Foxboro 50’s, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
3.	Foxboro Coventry, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
4.	Foxboro Estates, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
5.	Foxboro Villages, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
6.	Ivywood Interior Design, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
7.	Menifee Woodside, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054

8.	MHA 02, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
9.	Monterey Woodside, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
10.	MWG 00, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
11.	MWL 01, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
12.	Oquirrh Highlands Condominiums, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
13.	Pleasant Hill Investments, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
14.	Pleasant Valley Investments, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
15.	Portola Development Company, LLC 5888 W Sunset Road Suite 200 Las Vegas, NV 89118
16.	Portola Development, Arizona, LLC One Agave Center 8950 South 52nd Street Suite 115 Tempe, AZ 85284
17.	Portola Development, Utah, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054

18.	Saratoga Land Development, LLC 590 Park Street #6 Capitol Professional Building St. Paul, MN 55103
19.	Sonora HOA Management, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
20.	Sterling 69, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
21.	TBB 03, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
22.	WDS GP, Inc. 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
23.	WDS Holdings, Inc. 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
24.	WGP Group, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
25.	Woodside Portofino, Inc. 11870 Pierce Street Suite 100 Riverside, CA 92505
26.	Woodside 04N, LP 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
27.	Woodside 04S, LP 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054

28.	Woodside 05N, LP 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
29.	Woodside 05S, LP 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
30.	Woodside 06N, LP 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
31.	Woodside 07N, LP 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
32.	Woodside 20/25, LLC One Agave Center 8950 South 52nd Street Suite 115 Tempe, AZ 85284
33.	Woodside Aberdeen, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
34.	Woodside Allerton, LLC 5888 W Sunset Road Suite 200 Las Vegas, NV 89118
35.	Woodside Amberly, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
36.	Woodside Amelia Lakes, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
37.	Woodside AMR 107, Inc. 11870 Pierce Street Suite 100 Riverside, CA 92505

38.	Woodside AMR 91, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
39.	Woodside Autumn Ridge, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
40.	Woodside Avalon Park, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
41.	Woodside Avalon, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
42.	Woodside Ballantrae, LLC 40 E Division Street Suite A Dover, DE 19901
43.	Woodside Bella Fresca, Inc. 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
44.	Woodside Berkeley, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
45.	Woodside Bilby Ranch, Inc. 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
46.	Woodside Blue Water Bay, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
47.	Woodside Bridges at Boulder Creek, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054

48.	Woodside Brookstone, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
49.	Woodside Buffalo Ridge, LLC 590 Park Street #6 Capitol Professional Building St. Paul, MN 55103
50.	Woodside Cambria, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
51.	Woodside Canyon Creek, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
52.	Woodside Casa Palermo, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
53.	Woodside Castleton, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
54.	Woodside Cedar Creek, LLC 590 Park Street #6 Capitol Professional Building St. Paul, MN 55103
55.	Woodside Ceramista City, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
56.	Woodside Ceramista Village, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
57.	Woodside Clarendon Hills, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
58.	Woodside Clearwater, LLC 590 Park Street #6 Capitol Professional Building St. Paul, MN 55103

59.	Woodside Colonial Charles SFD, LLC 11350 Random Hills Road Suite 800 Fairfax, VA 22030
60.	Woodside Colonial Charles Villas, LLC 11350 Random Hills Road Suite 800 Fairfax, VA 22030
61.	Woodside Communities - WDC, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
62.	Woodside Communities of North Florida, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
63.	Woodside Cortez Heights, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
64.	Woodside Daytona Land, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
65.	Woodside Eagle Marsh North, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
66.	Woodside Eagle Marsh South, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
67.	Woodside Encore at Sunset Ranch, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
68.	Woodside Exeter South, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054

69.	Woodside Farmington Hollow Cottages, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
70.	Woodside Farmington Hollow Estates, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
71.	Woodside Farmington Meadows, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
72.	Woodside Fieldstone Ranch, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
73.	Woodside Fieldstone, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
74.	Woodside Finisterre, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
75.	Woodside Foothills Sunrise, LLC One Agave Center 8950 South 52nd Street Suite 115 Tempe, AZ 85284
76.	Woodside Foothills West, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
77.	Woodside Garden Gate, LLC 13736 Johnson Street NE Ham Lake, MN 53304
78.	Woodside Glenmere, Inc. (n/k/a Woodside GM, LLC) 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054

79.	Woodside Grande Premier, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
80.	Woodside Greyhawk, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
81.	Woodside Group, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
82.	Woodside Grouse Pointe, LLC 11350 Random Hills Road Suite 800 Fairfax, VA 22030
83.	Woodside Hearthstone, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
84.	Woodside Heritage Lake 129, Inc. 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
85.	Woodside Heritage Lake 150, Inc. 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
86.	Woodside Heritage Lake 7200, Inc. 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
87.	Woodside Highland Ridge, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
88.	Woodside Homes Corporation 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054

89.	Woodside Homes of Arizona, Inc. One Agave Center 8950 South 52nd Street Suite 115 Tempe, AZ 85284
90.	Woodside Homes of California, Inc. 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
91.	Woodside Homes of Central California, Inc. 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
92.	Woodside Homes of Florida, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
93.	Woodside Homes of Fresno, Inc. 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
94.	Woodside Homes of Minnesota, Inc. 590 Park Street #6 Capitol Professional Building St. Paul, MN 55103
95.	Woodside Homes of Nevada, Inc. 3855 South Jones Boulevard Las Vegas, NV 89103
96.	Woodside Homes of Northern California, Inc. 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
97.	Woodside Homes of Reno, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
98.	Woodside Homes of South Texas, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
99.	Woodside Homes of Southeast Florida, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054

100.	Woodside Homes of Southern California, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
101.	Woodside Homes Sales Corporation One Agave Center 8950 South 52nd Street Suite 115 Tempe, AZ 85284
102.	Woodside Hunters Creek, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
103.	Woodside Jackrabbit Estates, LLC One Agave Center 8950 South 52nd Street Suite 115 Tempe, AZ 85284
104.	Woodside Karston Cove, LLC 590 Park Street #6 Capitol Professional Building St. Paul, MN 55103
105.	Woodside Kinder Ranch, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
106.	Woodside Knoll Creek, LLC 590 Park Street #6 Capitol Professional Building St. Paul, MN 55103
107.	Woodside Land Holdings, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
108.	Woodside Las Colinas, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054

109.	Woodside Legacy, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
110.	Woodside Legacy Oaks, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
111.	Woodside Madison Colony, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
112.	Woodside Magma Ranch, LLC One Agave Center 8950 South 52nd Street Suite 115 Tempe, AZ 85284
113.	Woodside Majestic Oaks, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
114.	Woodside Meadows of Big Lake, LLC 13736 Johnson Street NE Ham Lake, MN 55304
115.	Woodside Menifee 105, Inc. 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
116.	Woodside Montecatini, Inc. 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
117.	Woodside Montrose, Inc. 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
118.	Woodside Murabella, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
119.	Woodside North MPLS, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054

120.	Woodside Northridge, LLC 590 Park Street #6 Capitol Professional Building St. Paul, MN 55103
121.	Woodside Palmilla, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
122.	Woodside Palomar, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
123.	Woodside Park Paseo, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
124.	Woodside Parkview, LLC 590 Park Street #6 Capitol Professional Building St. Paul, MN 55103
125.	Woodside Paseo 5000, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
126.	Woodside Paseo 6000, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
127.	Woodside Paseo 7200, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
128.	Woodside Pebble Creek, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
129.	Woodside Preserve at Boulder Creek, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054

130.	Woodside Provence, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
131.	Woodside Quail Crossing, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
132.	Woodside Rio Vista, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
133.	Woodside Riverwalk Preserve, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
134.	Woodside Rocking Horse, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
135.	Woodside Rockwell, LLC 3610-2 North Josey Lane Suite 223 Carrollton, TX 75007
136.	Woodside Rocky Pen, LLC 3877 Fairfax Ridge Road Suite 105 Fairfax, VA 22030
137.	Woodside Rogers Ranch, LLC 3610-2 North Josey Lane Suite 223 Carrollton, TX 75007
138.	Woodside Rosewood, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
139.	Woodside Royal Meadows, LLC 590 Park Street #6 Capitol Professional Building St. Paul, MN 55103

140.	Woodside S.O., LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
141.	Woodside Scotland Heights, LLC 11350 Random Hills Road Suite 800 Fairfax, VA 22030
142.	Woodside Sienna, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
143.	Woodside Solano, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
144.	Woodside Somerset, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
145.	Woodside South Brook, LLC 590 Park Street #6 Capitol Professional Building St. Paul, MN 55103
146.	Woodside Southern Hills, LLC One Agave Center 8950 South 52nd Street Suite 115 Tempe, AZ 85284
147.	Woodside Southridge, LLC 590 Park Street #6 Capitol Professional Building St. Paul, MN 55103
148.	Woodside Springs at Boulder Creek, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
149.	Woodside Stonehaven, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054

150.	Woodside Stoneybrook, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
151.	Woodside Summerwood, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
152.	Woodside Summit at Foothills Reserve, LLC One Agave Center 8950 South 52nd Street Suite 115 Tempe, AZ 85284
153.	Woodside Summit at Riverwalk, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
154.	Woodside Sunrise at Riverwalk, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
155.	Woodside Sunset Farms, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
156.	Woodside Talaverde, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
157.	Woodside Tampa Palms, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
158.	Woodside Tempe Village, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
159.	Woodside Texas Holdings, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054

160.	Woodside Texas Land Holdings, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
161.	Woodside Thurnbeck, LLC 590 Park Street #6 Capitol Professional Building St. Paul, MN 55103
162.	Woodside Tierra Verde 301, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
163.	Woodside Timberlake, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
164.	Woodside Trails North at Horsemans Park, LLC One Agave Center 8950 South 52nd Street Suite 115 Tempe, AZ 85284
165.	Woodside Triana, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
166.	Woodside Trillium, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
167.	Woodside Trinity Oaks 55, LLC 3610-2 North Josey Lane Suite 223 Carrollton, TX 75007
168.	Woodside Trinity Oaks 65, LLC 3610-2 North Josey Lane Suite 223 Carrollton, TX 75007
169.	Woodside Tuscan Oaks, LLC 3522 Paesanos Parkway Suite 301 San Antonio, TX 78231-1231

170.	Woodside Two Creeks 50, LLC 3522 Paesanos Parkway Suite 301 San Antonio, TX 78231-1231
171.	Woodside Two Creeks 65, LLC 3522 Paesanos Parkway Suite 301 San Antonio, TX 78231-1231
172.	Woodside Two Creeks Villas, LLC 3610-2 North Josey Lane Suite 223 Carrollton, TX 75007
173.	Woodside Valencia, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
174.	Woodside Via Valencia, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
175.	Woodside Via Ventura, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
176.	Woodside Vicinato, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
177.	Woodside Villa Palazzo, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
178.	Woodside Villa Palermo, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
179.	Woodside Vista Montana, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054

180.	Woodside Walden, LLC One Agave Center 8950 South 52nd Street Suite 115 Tempe, AZ 85284
181.	Woodside Watson 308, LLC One Agave Center 8950 South 52nd Street Suite 115 Tempe, AZ 85284
182.	Woodside Weston Ranch, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
183.	Woodside Wildwood, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
184.	Woodside Willowbrook, LLC 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
185.	Woodside Wolf Creek 121, Inc. 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
186.	Woodside Wolf Creek 126, Inc. 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
187.	Woodside Wolf Creek 133, Inc. 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
188.	Woodside Wolf Creek 138, Inc. 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054
189.	Woodside Wolf Creek 77, Inc. 39 East Eagleridge Drive Suite 102 North Salt Lake, UT 84054